NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, Bri[redacted]2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990
Website: www.novawest.com E-Mail: novawe

For Immediate Release

Cascadia Fulfills Majority of 2004 Raglan Obligations By Paying to Novawest $2.9 Million Cash and 500,000 Cascadia Shares

TSX Venture Exchange Listed – Symbol "NVE"
Frankfurt Exchange Listed – Symbol "NWM"
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

April 19, 2004

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange and "NWM" on the Frankfurt Stock Exchange announces that Cascadia International Resources Inc. ("Cascadia") Symbol "CJ" on the TSX Venture Exchange, has fulfilled the majority of its 2004 obligations per the Option Agreement between the two companies.

Novawest is in receipt of the following 2004 Raglan obligations paid by Cascadia:

1. A February 28th $1,000,000 cash payment, all of which has been applied towards on the 2004 Raglan exploration program.
2. A February 28th payment of 500,000 shares of Cascadia International Resources Inc. common stock.
3. A February 28th $100,000 cash payment, all of which has been applied towards Novawest operating capital.
4. An April 15th cash payment of $1,800,000, all of which will be applied towards the 2004 Raglan exploration program.

One remaining payment of $1,500,000 is payable by Cascadia to Novawest April 30,2004. This amount will be applied towards the 2004 Raglan exploration program.

The overall exploration program to be carried out on the Raglan Assemblage in 2004 totals $4,300,000. In addition to this amount, budgets will be formulated to provide exploration on the newly acquired Thunder Property and True North properties at Raglan.

Novawest invites the public to visit its website at http://www.novawest.com or e-mail us at novawest@novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.